September 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Top Wealth Group Holding Limited
Confidential Submission of Draft Registration Statement on Form F-1
Submitted September 2, 2025 CIK No. 0001978057

Ladies and Gentlemen:

On behalf of our client, Top Wealth Group Holding Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 16, 2025, with respect to Draft Registration Statement on Form F-1 (“F-1”) submitted on September 2, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Cover Page

1.	We note the disclosure on page 4 about your dual-class stock structure with disparate voting rights and the disclosure in the risk factor on page 10 that through Winwin Development Group Limited, Mr. Kim Kwan Kings, WONG owned approximately 12.59% of your issued and outstanding Class A Ordinary Shares and 100% of your issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this prospectus. Please revise the cover page to disclose the nature of the disparate voting rights, quantify the voting power that Mr. Kim Kwan Kings, WONG will retain after the offering, and discuss the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the Cover Page and page 28.

2.	Please tell us how you determined the references on pages 10 and 11 to 12.59% and 92.70%.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the Cover Page and page 28.

Prospectus Summary, Page 1

3.	We note the disclosure about the legal and operational risks in the fourteenth paragraph of the cover page. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 5 to 8.

4.	Please expand the disclosure in this section to include the disclosure required by Item 3 of Registration Statement on Form F-1 and Item 105(b) of Regulation S-K. For example, include in this section a summary of risk factors and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 10 to 13, 16 to 25.

5.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 8.

Should the Staff have any questions concerning this submission or require any additional information, please contact our counsel Mr. Herman Lee at hlee@loeb.com or +852 6306 1150.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence Venick Partner